UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 2, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Franklin Credit Management Corporation
File No. 0-17771 CF# 22552

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Franklin Credit Management Corporation submitted an application under Rule 24b-2 for confidential treatment of information it excluded from the Exhibits to a Form 10-Q filed on August 19, 2008.

Based on representations by Franklin Credit Management Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 10.66   through May 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Christian Windsor
Special Counsel